July 2, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by MiX Telematics Limited (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, as part of the Annual Report on Form 20-F of MiX Telematics Limited for the year ended March 31, 2018, dated July 2, 2018. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers Inc.
PricewaterhouseCoopers Inc.
Johannesburg, Republic of South Africa

Attachment

PricewaterhouseCoopers Inc., 4 Lisbon Lane, Waterfall City, Jukskei View, 2090
Private Bag X36, Sunninghill, 2157, South Africa
T: +27 (0) 11 797 4000, F: +27 (0) 11 209 5800, www.pwc.co.za

Chief Executive Officer: T D Shango
Management Committee: S N Madikane, J S Masondo, P J Mothibe, C Richardson, F Tonelli, C Volschenk
The Company's principal place of business is at 4 Lisbon Lane, Waterfall City, Jukskei View, where a list of directors' names is available for inspection.
Reg. no. 1998/012055/21, VAT reg.no. 4950174682.

Item 16.F Change in Registrant’s Certifying Accountant:

On October 12, 2017, MiX Telematics Limited terminated the appointment of PricewaterhouseCoopers Inc. (“PwC”) as its independent registered public accounting firm and appointed Deloitte and Touche (“Deloitte”) in its stead. The Audit and Risk Committee and the Board of Directors participated in and approved the decision to change MiX Telematics Limited's independent registered public accounting firm. The change in auditors was made following a tender process. Both the commercial terms and expertise of the tender participants were assessed during the tender process.

The reports of PwC on our consolidated financial statements for the fiscal years ended March 31, 2017 and 2016 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two fiscal years ended March 31, 2017 and 2016 and the subsequent interim period through October 12, 2017, there were no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on our consolidated financial statements for such fiscal years.

During the two fiscal years ended March 31, 2017 and 2016 and the subsequent interim period through October 12, 2017, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We requested PwC to furnish us with a copy of a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated July 2, 2018, is filed as Exhibit 99.2 to this Form 20-F.

During the two fiscal years ended March 31, 2017 and 2016 and the subsequent interim period through October 12, 2017, neither we nor anyone acting on our behalf consulted with Deloitte concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided by Deloitte that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(v) of Form 20-F and the related instructions to Item 16F) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

2 of 2